Exhibit 3.1

NEVADA STATE BUSINESS LICENSE VitaNova Life Sciences Corporation Nevada Business Identification # NV20171051289 Expiration Date: 01/31/2026 In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada . Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration. License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived . Certificate Number: B202601096408587 You may verify this certificate online at https://www.nvsilverflume.gov/home IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 01/09/2026. FRANCISCO V. AGUILAR Secretary of State

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Secretary of State State Of Nevada Filed in the Office of Business Number E0037162017 - 4 Filing Number 20265435167 Filed On 1/9/2026 11:36:00 AM Number of Pages 2

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FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701 - 4201 (775) 684 - 5708 Website: www.nvsos.gov Profit Corporation: Certificate of Amendment (PuRsuANTTo NRs 18.3so & 1e.3asrrs.390> Certificate to Accompany Restated Articles or Amended and Restated Articles (PuRsuANT To NRs 18.403) Officer's Statement PuRsuANrToNRsso.030 4. Effective Date and Time: (Optional) Date: I Time: I (must not be later than 90 days after the certificate is filed) 5. Information Being Changed: (Domestic corporations only) Changes to takes the following effect: Ix The entity name has been amended. L The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) I .. The purpose of the entity has been amended. [ - I Theauthorized shares have been amended. f7 The directors, managers or general partners have been amended. n IRS tax language has been added. 0 Articles have been added. LJ Articles have been deleted. l ೦ Other. The articles have been amended as follows: (provide article numbers, if available) See below the entity's name change and reverse stock split. (attach additional page(s} If necessary} 6. Signature: (Required) X Q.; ೦ 1J1, W Signa ೦ e fficer or Authorized Signer X /jJ; fchiefExecuti ೦ e Officer - · - -- - .. J Title Lc ೦ a J Signal re o fficer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then \ he amendment must be approved by the vote, In addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless lo limitations or restrictions on the voting power thereof. Please Include any required or optional information in space below: (attach additional page(s) If necessary) The name of the corporation is changed to VitaNova Life Sciences Corporation. All of the corporation's issued and outstanding shares of common stock shall be exchanged on the basis of one (1} new share of common stock for each three (3) shares of common stock; provided that no fractional shares of common stock shall be issued and any fractional share shall be rounded to the nearest whole share (with one - half share rounded up} at the participation level. This form must be accompanied by appropriate fees. Page 2 of 2 Revised ; 9/1/2023

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